UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934
For the month of March, 2018
Commission File Number 1-10928

INTERTAPE POLYMER GROUP INC.

9999 Cavendish Blvd., Suite 200, Ville St. Laurent, Quebec, Canada, H4M 2X5

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:
Form 20-F ☒           Form 40-F  ☐
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

SIGNATURES
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

INTERTAPE POLYMER GROUP INC.

Date: March 8, 2018	By:	/s/ Jeffrey Crystal
Jeffrey Crystal, Chief Financial Officer

Intertape Polymer Group Reports 2017 Fourth Quarter and Annual Results

•	Revenue increased over 10% to $237.4 million and $898.1 million for the quarter and year ended December 31, 2017, respectively

•	IPG Net Earnings increased $13.1 million to $64.2 million for the year ended December 31, 2017

•	Adjusted EBITDA increased 6.2% to $129.6 million for the year ended December 31, 2017

MONTREAL, QUEBEC and SARASOTA, FLORIDA - March 8, 2018 - Intertape Polymer Group Inc. (TSX:ITP) (the "Company") today released results for its fourth quarter and year ended December 31, 2017. All amounts in this press release are denominated in US dollars unless otherwise indicated and all percentages are calculated on unrounded numbers. For more information, you may refer to the Company's management's discussion and analysis and audited consolidated financial statements and notes thereto as of December 31, 2017 and 2016 and for the three-year period ended December 31, 2017 ("Financial Statements").

Fourth Quarter 2017 Highlights (as compared to fourth quarter 2016):

•
Revenue increased 13.1% to $237.4 million primarily due to additional revenue from the Cantech Acquisition (1), an increase in average selling price, including the impact of product mix, and an increase in sales volume.

•
Gross margin decreased to 22.8% from 25.6% primarily due to the non-recurrence of Insurance Proceeds (2). Gross margin in the fourth quarter of 2016 would have been 21.7% excluding the impact of the Insurance Proceeds.

•
Selling, general and administrative expenses ("SG&A") increased 33.4% to $34.1 million primarily due to (i) an increase in share-based compensation of $4.7 million primarily driven by an increase in fair value of cash-settled awards, (ii) additional SG&A resulting from the Cantech Acquisition, and (iii) a $1.6 million increase in M&A Costs (3).

•
Income tax expense decreased $12.2 million to an income tax benefit of $2.5 million for 2017 primarily due to a $9.6 million net tax benefit mainly resulting from the remeasurement of the US net deferred tax liability using the lower US corporate tax rate provided under the Tax Cuts and Jobs Act (“TCJA”) enacted into law on December 22, 2017.

•
Net earnings attributable to the Company shareholders ("IPG Net Earnings") decreased $0.4 million to $21.3 million. The decrease was primarily due to an increase in SG&A and an increase in manufacturing facility closures, restructuring and other related charges primarily driven by the non-recurrence of the benefit from Insurance Proceeds in the fourth quarter of 2016 partially offset by a decrease in income tax expense and an increase in foreign exchange gains.

•
Adjusted EBITDA (3)(4) increased 0.2% to $35.7 million primarily due to organic growth in gross profit and adjusted EBITDA contributed by Cantech, partially offset by the non-recurrence of $8.1 million in Insurance Proceeds. Excluding Insurance Proceeds, adjusted EBITDA for the fourth quarter of 2016 would have been $27.5 million.

•	Cash flows from operating activities decreased $5.7 million to $59.3 million primarily due to a decrease in operating profit and cash flows from working capital items.

•	Free cash flows(4) decreased by $5.5 million to $45.3 million primarily due to a decrease in cash flows from operating activities.

Fiscal Year 2017 Highlights (as compared to fiscal year 2016):

•
Revenue increased 11% to $898.1 million primarily due to additional revenue from the Cantech Acquisition and Powerband Acquisition (1) ("Acquisitions") and an increase in average selling price, including the impact of product mix.

•
Gross margin decreased to 22.4% from 23.7% primarily due to a reduction in the Insurance Proceeds. Gross margin would have been 22.2% and 22.1% excluding the impact of the Insurance Proceeds in 2017 and 2016, respectively.

•
SG&A increased 4.9% to $107.6 million primarily due to additional SG&A resulting from the Acquisitions and a $3.4 million increase in M&A Costs, partially offset by a decrease in share-based compensation of $4.9 million primarily driven by a decrease in the fair value of cash-settled awards.

•
Income tax expense decreased $6.5 million to $13.0 million in 2017 primarily due to a $9.6 million net tax benefit mainly resulting from the remeasurement of the US net deferred tax liability using the lower US corporate tax rate provided under the TCJA.

•	IPG Net Earnings increased $13.1 million to $64.2 million primarily due to an increase in gross profit and a decrease in income tax expense, partially offset by an increase in SG&A.

•
Adjusted EBITDA increased 6.2% to $129.6 million primarily due to organic growth in gross profit and adjusted EBITDA contributed by Cantech, partially offset by a $10.5 million reduction in Insurance Proceeds and an increase in SG&A mainly due to employee related costs to support growth initiatives in the business. Excluding the impact of Insurance Proceeds, adjusted EBITDA for 2017 and 2016 would have been $127.5 million and $109.4 million, respectively.

•	Cash flows from operating activities decreased in the year ended December 31, 2017 by $16.0 million to $92.1 million, primarily due to cash flows from working capital items.

•	Free cash flows (4) decreased by $51.3 million to $6.8 million due to an increase in capital expenditures and a decrease in cash flows from operating activities.

(1)
“Powerband Acquisition” refers to the acquisition by the Company of 74% of Powerband Industries Private Limited (doing business as “Powerband”) on September 16, 2016. "Cantech Acquisition" refers to the acquisition by the Company of substantially all of the assets of Canadian Technical Tape Ltd. (doing business as “Cantech”), which includes the shares of Cantech Industries Inc., Cantech's US subsidiary, on July 1, 2017.

(2)
“South Carolina Flood” refers to significant rainfall and subsequent severe flooding on October 4, 2015 that resulted in considerable damage to and the permanent closure of the Columbia, South Carolina manufacturing facility eight to nine months in advance of the planned shut down. “Insurance Proceeds” refers to insurance claim settlement proceeds totalling $29.5 million, net of a $0.5 million deductible, covering most of the claimed losses associated with the South Carolina Flood. The Company recorded proceeds as a benefit in manufacturing facility closures, restructuring and other related charges totalling $5.0 million, $0.5 million and $9.3 million in the fourth quarter of 2015, and second and fourth quarters of 2016, respectively, and as a benefit in cost of sales totalling $4.5 million, $8.1 million, and $2.1 million in the second and fourth quarters of 2016 and the first quarter of 2017, respectively.

(3)
The Company has modified its definition of adjusted EBITDA to also exclude advisory fees and other costs associated with mergers and acquisitions activity, including due diligence, integration and certain non-cash purchase price accounting adjustments ("M&A Costs"). Prior period amounts have been conformed to the new definition of adjusted EBITDA.

(4)	Non-GAAP financial measure. For definitions and reconciliations of non-GAAP financial measures to their most directly comparable GAAP financial measures, see “Non-GAAP Financial Measures” below.

Other Highlights:

•
On March 7, 2018, the Board of Directors declared a dividend of $0.14 per common share payable on March 30, 2018 to shareholders of record at the close of business on March 20, 2018 . These dividends will be designated by the Company as "eligible dividends" as defined in Subsection 89(1) of the Income Tax Act (Canada).

•
In the fourth quarter of 2017, the Company achieved a run rate of $4.0 million in annual synergies associated with the closure of the TaraTape Fairless Hills, Pennsylvania manufacturing facility and integration, which was in line with the Company's previous guidance of between $4 and $6 million of additional adjusted EBITDA.

“We finished 2017 on a high note with a solid adjusted EBITDA performance of $35.7 million for the fourth quarter and $129.6 million for the year, supported by the benefits of manufacturing cost reductions, the contribution from acquisitions including operational synergies and a favourable product mix” indicated Greg Yull, President and CEO.
“Our capital expenditures reached a record level of $85 million in 2017 which reflects, in large part, the significant opportunities identified to increase manufacturing capacity in certain product categories such as water-activated tapes and stretch film as well as to improve operational and manufacturing efficiencies. Furthermore, we completed three large capital projects in 2017 on time and on budget, representing approximately $70 million in total capital invested to date.
“As we look to 2018, we remain committed to capital projects we believe will yield an after-tax internal rate of return of greater than 15% and anticipate that expenditures will remain near record levels, between $80 to $90 million. 2018 will continue to be somewhat of a transition year given more significant projects coming on line, but we should start reaping the rewards of the investments made in 2017. This year, we expect to complete the Utah Shrink Film and Specialty Tape projects and to make significant progress on the Capstone and Powerband greenfield manufacturing facilities. We continue to work hard on achieving significant synergies from our acquisitions, including Cantech, and we expect to deliver solid organic growth for the current fiscal year derived from the significant investments we are making in our operations. These investments should reinforce our competitive position and increase shareholder value for years to come,” concluded Mr. Yull.

Outlook

The Company's expectations for the fiscal year and first quarter of 2018 are as follows:

•
Revenue growth in 2018 is expected to be similar to that experienced in 2017, excluding the impact of any merger and acquisitions activity that takes place in 2018, and any significant fluctuations in selling prices caused by unforeseen variations in raw material prices.

•
Adjusted EBITDA for 2018 is expected to be between $135 and $145 million. As in previous years, the Company expects adjusted EBITDA to be proportionately higher in the second, third and fourth quarters of the year relative to the first quarter due to the effects of normal seasonality.

•	Total capital expenditures for 2018 are expected to be between $80 and $90 million.

•
Excluding the potential impact of changes in the mix of earnings between jurisdictions, the Company expects an 18% to 23% effective tax rate for 2018 and cash taxes paid in 2018 to be less than one third of the income tax expense in 2018, as a result of the TCJA enacted into law in the United States on December 22, 2017. The TCJA, among other things, lowered the US statutory corporate tax rate from 35% to 21% and enhanced and extended through 2026 the option to claim accelerated depreciation deductions on qualified property.

•	Revenue in the first quarter of 2018 is expected to be greater than in the first quarter of 2017.

•	Adjusted EBITDA in the first quarter of 2018 is expected to be greater than in the first quarter of 2017, excluding the benefit of the Insurance Proceeds recorded in the first quarter of 2017.

Conference Call

A conference call to discuss the Company's 2017 fourth quarter and annual results will be held Thursday, March 8, 2018, at 10 A.M. Eastern Time. Participants may dial 877-291-4570 (USA & Canada) and 647-788-4919 (International).

AN ACCOMPANYING PRESENTATION WILL ALSO BE AVAILABLE. PLEASE CLICK THE LINK OR TYPE INTO YOUR BROWSER TO ACCESS:

https://www.itape.com/investor%20relations/events%20and%20presentations/investor%20presentations

You may access a replay of the call by dialing 800-585-8367 (USA & Canada) or 416-621-4642 (International) and entering Access Code 9885109. The recording will be available from March 8, 2018 at 1:00 P.M. until April 8, 2018 at 11:59 P.M. Eastern Time.

About Intertape Polymer Group Inc.

Intertape Polymer Group Inc. is a recognized leader in the development, manufacture and sale of a variety of paper and film based pressure-sensitive and water-activated tapes, polyethylene and specialized polyolefin films, woven coated fabrics and complementary packaging systems for industrial and retail use. Headquartered in Montreal, Quebec and Sarasota, Florida, the Company employs approximately 2,500 employees with operations in 19 locations, including 13 manufacturing facilities in North America and one each in Europe and Asia.

For information about the Company, visit www.itape.com.

Forward-Looking Statements

This press release contains "forward-looking information" within the meaning of applicable Canadian securities legislation and "forward-looking statements" within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended (collectively, "forward-looking statements"), which are made in reliance upon the protections provided by such legislation for forward-looking statements. All statements other than statements of historical facts included in this press release, including statements regarding the Company’s commitment to capital projects and expectations for after-tax internal rates of return; the Company’s anticipated amount of capital expenditures in 2018; the Company’s expected strategic and financial benefits from its ongoing capital investment, product development, manufacturing facility expansion and merger and acquisition programs; the Company’s expected timing for completion of certain capital projects; the Company’s synergies from the Cantech Acquisition; the Company’s organic growth expectations for the current fiscal year; the Company’s future competitive position and shareholder value; and the Company's fiscal year and first quarter 2018 outlook, including Adjusted EBITDA, gross margin, capital expenditures, effective tax rate and income tax expenses and revenue, may constitute forward-looking statements. These forward-looking statements are based on current beliefs, assumptions, expectations, estimates, forecasts and projections made by the Company's management. Words such as "may," "will," "should," "expect," "continue," "intend," "estimate," "anticipate," "plan," "foresee," "believe" or "seek" or the negatives of these terms or variations of them or similar terminology are intended to identify such forward-looking statements. Although the Company believes that the expectations reflected in these forward-looking statements are reasonable, these statements, by their nature, involve risks and uncertainties and are not guarantees of future performance. Such statements are also subject to assumptions concerning, among other things: business conditions and growth or declines in the Company's industry, the Company's customers' industries and the general economy; the anticipated benefits from the Company's manufacturing facility closures and other restructuring efforts; the anticipated benefits from the Company’s manufacturing facility capacity expansions; the anticipated benefits from the Company's acquisitions and partnerships; the anticipated benefits from the Company's capital expenditures; the quality and market reception of the Company's products; the Company's anticipated business strategies; risks and costs inherent in litigation; the Company's ability to maintain and improve quality and customer service; anticipated trends in the Company's business; anticipated cash flows from the Company's operations; availability of funds under the Company's Revolving Credit Facility; and the Company's ability to continue to control costs. The Company can give no assurance that these estimates and expectations will prove to have been correct. Actual outcomes and results may, and often do, differ from what is expressed, implied or projected in such forward-looking statements, and such differences may be material. Readers are cautioned not to place undue reliance on any forward-looking statement. For additional information regarding important factors that could cause actual results to differ materially from those expressed in these forward-looking statements and other risks and uncertainties, and the assumptions underlying the forward-looking statements, you are encouraged to read "Item 3 Key Information - Risk Factors", "Item 5 Operating and Financial Review and Prospects (Management's Discussion & Analysis)" and statements located elsewhere in the Company's annual report on Form 20-F for the year ended December 31, 2016 and the other statements and factors contained in the Company's filings with the Canadian securities regulators and the US Securities and Exchange Commission. Each of these forward-looking statements speaks only as of the date of this press release. The Company will not update these statements unless applicable securities laws require it to do so.

Note to readers: Complete consolidated financial statements and Management's Discussion & Analysis are available on the Company's website at www.itape.com in the Investor Relations section and under the Company's profile on SEDAR at www.sedar.com.

FOR FURTHER INFORMATION PLEASE CONTACT:
MaisonBrison Communications
Pierre Boucher
514-731-0000

Intertape Polymer Group Inc.
Consolidated Earnings
Periods ended December 31,
(In thousands of US dollars, except per share amounts)

	Three months ended December 31 (unaudited)		Years ended December 31,
	2017	2016	2017	2016
	$	$	$	$
Revenue	237,404	209,909	898,126	808,801
Cost of sales	183,381	156,174	696,719	617,314
Gross profit	54,023	53,735	201,407	191,487
Selling, general and administrative expenses	34,125	25,576	107,592	102,580
Research expenses	2,889	3,227	11,601	10,790
	37,014	28,803	119,193	113,370
Operating profit before manufacturing facility closures, restructuring and other related charges (recoveries)	17,009	24,932	82,214	78,117
Manufacturing facility closures, restructuring and other related charges (recoveries)	466	(7,744)	1,359	2,408
Operating profit	16,543	32,676	80,855	75,709
Finance costs (income)
Interest	2,525	1,236	7,246	4,398
Other expense (income), net	(4,693)	15	(3,398)	605
	(2,168)	1,251	3,848	5,003
Earnings before income tax expense (benefit)	18,711	31,425	77,007	70,706
Income tax expense (benefit)
Current	(1,064)	3,454	6,635	8,757
Deferred	(1,405)	6,272	6,414	10,812
	(2,469)	9,726	13,049	19,569
Net earnings	21,180	21,699	63,958	51,137

Net earnings (loss) attributable to:
Company shareholders	21,319	21,682	64,224	51,120
Non-controlling interests	(139)	17	(266)	17
	21,180	21,699	63,958	51,137

Earnings per share attributable to Company shareholders
Basic	0.36	0.37	1.09	0.87
Diluted	0.36	0.36	1.08	0.85

Intertape Polymer Group Inc.
Consolidated Cash Flows
Periods ended December 31,
(In thousands of US dollars)

	Three months ended December 31 (unaudited)		Years ended December 31,
	2017	2016	2017	2016
	$	$	$	$
OPERATING ACTIVITIES
Net earnings	21,181	21,699	63,958	51,137
Adjustments to net earnings
Depreciation and amortization	9,867	8,673	36,138	30,978
Income tax expense (benefit)	(2,469)	9,726	13,049	19,569
Interest expense	2,525	1,236	7,246	4,398
Non-cash charges in connection with manufacturing facility closures, restructuring and other related charges	149	217	133	5,204
Impairment of inventories	760	92	801	1,997
Share-based compensation expense	6,358	1,615	3,291	8,201
Pension, post-retirement and other long-term employee benefits	655	803	2,730	2,913
Gain on foreign exchange	(3,103)	(357)	(2,578)	(510)
Impairment of assets	103	56	192	226
Other adjustments for non-cash items	(1,583)	(27)	(2,150)	50
Income taxes paid, net	(436)	(1,456)	(6,452)	(7,193)
Contributions to defined benefit plans	(915)	(326)	(4,143)	(1,268)
Cash flows from operating activities before changes in working capital items	33,092	41,951	112,215	115,702
Changes in working capital items
Trade receivables	9,418	2,924	(6,847)	(8,920)
Inventories	869	6,111	(7,879)	(4,074)
Parts and supplies	(428)	(196)	(2,090)	(1,053)
Other current assets	(752)	1,353	89	451
Accounts payable and accrued liabilities and share-based compensation liabilities, current	17,407	14,563	(1,493)	5,304
Provisions	(350)	(1,754)	(1,863)	725
	26,164	23,001	(20,083)	(7,567)
Cash flows from operating activities	59,256	64,952	92,132	108,135
INVESTING ACTIVITIES
Acquisition of subsidiaries, net of cash acquired	—	—	(67,027)	(41,855)
Purchases of property, plant and equipment	(13,960)	(14,170)	(85,312)	(49,972)
Proceeds from disposals of property, plant and equipment	314	35	880	70
Purchase of intangible assets	(1,868)	(88)	(1,914)	(88)
Other investing activities	(12)	242	458	(4)
Cash flows from investing activities	(15,526)	(13,981)	(152,915)	(91,849)
FINANCING ACTIVITIES
Proceeds from borrowings	39,578	25,206	257,021	180,604
Repayment of borrowings	(82,576)	(51,306)	(162,107)	(155,630)
Interest paid	(2,806)	(1,399)	(7,360)	(4,739)
Proceeds from exercise of stock options	—	630	1,362	1,452
Repurchases of common shares	(1,014)	—	(7,451)	(1,697)
Dividends paid	(8,368)	(8,047)	(33,199)	(31,365)
Other financing activities	(15)	1	(529)	(160)
Cash flows from financing activities	(55,201)	(34,915)	47,737	(11,535)
Net increase (decrease) in cash	(11,471)	16,056	(13,046)	4,751
Effect of foreign exchange differences on cash	(220)	(742)	1,183	(1,410)
Cash, beginning of period	20,784	5,642	20,956	17,615
Cash, end of period	9,093	20,956	9,093	20,956

Intertape Polymer Group Inc.
Consolidated Balance Sheets
As of
(In thousands of US dollars)

	December 31, 2017	December 31, 2016
	$	$
ASSETS
Current assets
Cash	9,093	20,956
Trade receivables	106,634	90,122
Inventories	128,233	103,470
Parts and supplies	18,571	16,368
Other current assets	16,188	11,321
	278,719	242,237
Property, plant and equipment	313,520	233,478
Goodwill	41,690	30,841
Intangible assets	47,318	34,050
Deferred tax assets	27,627	36,611
Other assets	6,998	3,380
Total assets	715,872	580,597
LIABILITIES
Current liabilities
Accounts payable and accrued liabilities	104,812	98,016
Share-based compensation liabilities, current	10,265	2,200
Call option redemption liability	12,725	—
Provisions, current	657	3,851
Borrowings, current	14,979	7,604
	143,438	111,671
Borrowings, non-current	264,484	172,221
Pension, post-retirement and other long-term employee benefits	29,298	30,832
Share-based compensation liabilities, non-current	4,984	296
Non-controlling interest put options	—	10,020
Deferred tax liabilities	13,769	9,332
Provisions, non-current	3,221	2,040
Other liabilities	1,956	1,242
	461,150	337,654
EQUITY
Capital stock	350,759	351,203
Contributed surplus	17,530	29,585
Deficit	(106,687)	(124,605)
Accumulated other comprehensive loss	(13,469)	(19,647)
Total equity attributable to Company shareholders	248,133	236,536
Non-controlling interests	6,589	6,407
Total equity	254,722	242,943
Total liabilities and equity	715,872	580,597

Non-GAAP Financial Measures
This press release contains certain non-GAAP financial measures as defined under applicable securities legislation, including EBITDA, adjusted EBITDA, and free cash flows (please see the "EBITDA and Adjusted EBITDA" section below for a description and reconciliation of EBITDA and adjusted EBITDA and the "Free Cash Flows" section below for a description and reconciliation of free cash flows). In determining these measures, the Company excludes certain items which are otherwise included in determining the comparable GAAP financial measures. The Company believes such non-GAAP financial measures improve the period-to-period comparability of the Company’s results and provide investors with more insight into, and an additional tool to understand and assess, the performance of the Company's ongoing core business operations. As required by applicable securities legislation, the Company has provided definitions of those measures and reconciliations of those measures to the most directly comparable GAAP financial measures. Investors and other readers are encouraged to review the related GAAP financial measures and the reconciliation of non-GAAP financial measures to their most directly comparable GAAP financial measures set forth below and should consider non-GAAP financial measures only as a supplement to, and not as a substitute for or as a superior measure to, measures of financial performance prepared in accordance with GAAP.
EBITDA and Adjusted EBITDA
A reconciliation of the Company’s EBITDA, a non-GAAP financial measure, to net earnings (loss), the most directly comparable GAAP financial measure, is set out in the EBITDA reconciliation table below. EBITDA should not be construed as earnings (loss) before income taxes, net earnings (loss) or cash flows from operating activities as determined by GAAP. The Company defines EBITDA as net earnings (loss) before (i) interest and other finance costs (income); (ii) income tax expense (benefit); (iii) amortization of intangible assets; and (iv) depreciation of property, plant and equipment. The Company defines adjusted EBITDA as EBITDA before (i) manufacturing facility closures, restructuring and other related charges (recoveries); (ii) advisory fees and other costs associated with mergers and acquisitions activity, including due diligence, integration and certain non-cash purchase price accounting adjustments ("M&A Costs"); (iii) share-based compensation expense (benefit); (iv) impairment of goodwill; (v) impairment (reversal of impairment) of long-lived assets and other assets; (vi) write-down on assets classified as held-for-sale; (vii) loss (gain) on disposal of property, plant and equipment; and (viii) other discrete items as shown in the table below. The terms "EBITDA" and "adjusted EBITDA" do not have any standardized meanings prescribed by GAAP and are therefore unlikely to be comparable to similar measures presented by other issuers. EBITDA and adjusted EBITDA are not measurements of financial performance under GAAP and should not be considered as alternatives to cash flows from operating activities or as alternatives to net earnings (loss) as indicators of the Company’s operating performance or any other measures of performance derived in accordance with GAAP. The Company has included these non-GAAP financial measures because it believes that they allow investors to make a more meaningful comparison between periods of the Company’s performance, underlying business trends and the Company’s ongoing operations. The Company further believes these measures may be useful in comparing its operating performance with the performance of other companies that may have different financing and capital structures, and tax rates. Adjusted EBITDA excludes costs that are not considered by management to be representative of the Company’s underlying core operating performance, including certain non-operating expenses, non-cash expenses and non-recurring expenses. In addition, EBITDA and adjusted EBITDA are used by management to set targets and are metrics that, among others, can be used by the Company’s Human Resources and Compensation Committee to establish performance bonus metrics and payout, and by the Company’s lenders and investors to evaluate the Company’s performance and ability to service its debt, finance capital expenditures and acquisitions, and provide for the payment of dividends to shareholders. The Company experiences normal business seasonality that typically results in adjusted EBITDA that is proportionately higher in the second, third and fourth quarters of the year relative to the first quarter.

EBITDA and Adjusted EBITDA Reconciliation to Net Earnings
(In millions of US dollars)
(Unaudited)

	Three months ended December 31,		Year ended December 31,
	2017	2016	2017	2016	2015
	$	$	$	$	$
Net earnings	21.2	21.7	64.0	51.1	56.7
Interest and other finance costs (income)	(2.2)	1.3	3.8	5.0	3.2
Income tax expense (benefit)	(2.5)	9.7	13.0	19.6	11.0
Depreciation and amortization	9.9	8.7	36.1	31.0	30.9
EBITDA	26.4	41.3	117.0	106.7	101.7
Manufacturing facility closures, restructuring and other related charges (recoveries)	0.5	(7.7)	1.4	2.4	3.7
M&A Costs	2.2	0.3	7.5	2.4	2.0
Share-based compensation expense	6.4	1.6	3.3	8.2	3.2
Impairment (reversal of impairment) of long-lived assets and other assets	0.2	0.1	0.2	0.2	(5.8)
Loss (gain) on disposal of property, plant and equipment	—	—	0.3	0.1	(0.8)
Other Item: Litigation Settlement	—	—	—	1.9	—
Adjusted EBITDA (1)	35.7	35.6	129.6	122.0	104.0

(1)	Prior period amounts presented have been conformed to the current definition of adjusted EBITDA which excludes M&A Costs.

Free Cash Flows

Free cash flows is defined by the Company as cash flows from operating activities less purchases of property, plant and equipment.
The Company is including free cash flows, a non-GAAP financial measure, because it is used by management and investors in evaluating the Company’s performance and liquidity. Free cash flows does not have any standardized meaning prescribed by GAAP and is therefore unlikely to be comparable to similar measures presented by other issuers. Free cash flows should not be interpreted to represent the total cash movement for the period as described in the Company's Financial Statements, or to represent residual cash flow available for discretionary purposes, as it excludes other mandatory expenditures such as debt service.
A reconciliation of free cash flows to cash flows from operating activities, the most directly comparable GAAP financial measure, is set forth below.
Free Cash Flows Reconciliation to Cash Flows from Operating Activities
(In millions of US dollars)
(Unaudited)

	Three months ended December 31,		Year ended December 31,
	2017	2016	2017	2016	2015
	$	$	$	$	$
Cash flows from operating activities	59.3	65.0	92.1	108.1	102.3
Less purchases of property, plant and equipment	(14.0)	(14.2)	(85.3)	(50.0)	(34.3)
Free cash flows	45.3	50.8	6.8	58.2	68.0